Exhibit 99.1

LexinFintech Holdings Ltd. Reports Third Quarter 2018

Unaudited Financial Results

SHENZHEN, China, November 14, 2018 (GLOBE NEWSWIRE)/— LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumer finance platform for educated young adults in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Operational Highlights:

•                      Total outstanding principal balance of loans reached RMB25.8 billion as of September 30, 2018, representing an increase of 62.1% from RMB15.9 billion as of September 30, 2017.

•                      Total loan originations in the third quarter of 2018 reached RMB13.7 billion, compared to RMB14.0 billion in the third quarter of 2017.

•                      The weighted average tenor of loans originated on our platform in the third quarter of 2018 was approximately 13.6 months. The effective APR1 was 23.2% for the third quarter of 2018.

•                      The GMV2 of our e-commerce channel amounted to RMB1.4 billion, representing an increase of 33.8% from RMB1.1 billion in the third quarter of 2017.

•                      Customer acquisition cost3 amounted to RMB97 in the third quarter of 2018, compared to RMB74 in the third quarter of 2017.

•                      Total number of registered users reached 32.6 million as of September 30, 2018, representing an increase of 61.0% from 20.2 million as of September 30, 2017; and users with credit line reached 9.6 million as of September 30, 2018, up by 46.4% from 6.5 million as of September 30, 2017.

•                      Number of active customers who used our loan products in the third quarter of 2018 reached 2.8 million, representing an increase of 11.5% from 2.5 million in the third quarter of 2017. Number of new active customers who used our loan products in the third quarter of 2018 was 696 thousand.

•                      90 day+ delinquency ratio4 was 1.39% as of September 30, 2018.

1 The effective APR refers to the percentage equal to the annualized actual amount of finance charges, including interest and service fees, generated from a customer loan, divided by the average outstanding principal balance for the loan.

2”GMV” refers to the total value of transactions completed for products purchased on the e-commerce channel of our platform, net of returns.

3 Customer acquisition cost refers to the amount of total costs we incur in connection with acquiring customers divided by the number of new active customers during a given time period.

4 90 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are charged off are not included in the delinquency rate calculation.

Third Quarter 2018 Financial Highlights:

•                      Total operating revenue reached RMB1.7 billion. Financial services income reached RMB1.1 billion, representing an increase of 37.1% from the third quarter of 2017. Loan facilitation and servicing fees reached RMB405 million, representing an increase of 404% from the third quarter of 2017.

•                      Gross profit reached RMB623 million, representing an increase of 84.7% from the third quarter of 2017.

•                      Net income was RMB316 million, representing an increase of 363% from the third quarter of 2017.

•                      Non-GAAP EBIT5 was RMB405 million, representing an increase of 121% from the third quarter of 2017.

•                      Adjusted net income5 was RMB354 million, representing an increase of 213% from the third quarter of 2017. Adjusted net income per ADS was RMB1.93 on a fully diluted basis.

“We continue to deliver strong results in the third quarter despite challenging market conditions, thanks to our commitment to a stable and compliant business strategy,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “We have made continuous efforts to build strong relationships with multiple funding sources, improve our borrowing scenarios, and invest in financial technology, which has helped us to gain recognition from customers and partners, and eventually maintain growth.”

“We continue to see a strong year-on-year growth in our business in the third quarter,” said Mr. Craig Yan Zeng, Lexin’s chief financial officer. “In the third quarter, Lexin’s gross profit reached RMB623 million and non-GAAP EBIT reached RMB405 million, representing an increase of 84.7% and 121% from the same period in 2017. Our adjusted net income also increased by 213% to over RMB354 million due to our strong performance.”

“Recently, we also completed the submission of our P2P Compliance Self-Inspection Report to our local P2P regulatory office,” continued Mr. Zeng. “We are pleased with our progress in the P2P registration process, and look forward to completing the next steps in this process.”

“Recent turbulence in the industry and in the quarter had no material impact to our credit quality,” said Mr. Ryan Huanian Liu, Lexin’s chief risk officer. “The credit quality of our educated young adult customers continues to be stable — a reflection of the inherent low risk profile of this customer cohort. Our vintage charge-off rate6 continues to be approximately 2.0%, and our 90 day+ delinquency rate was 1.39% as of September 30, 2018.”

5 Non-GAAP EBIT and adjusted net income are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

6 “Vintage charge-off rate” refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage.

Third Quarter 2018 Financial Results:

Operating revenue increased from RMB1.5 billion in the third quarter of 2017 to RMB1.7 billion in the third quarter of 2018. This increase in operating revenues was due to the increase in financial services income for the quarter, driven by continuing increases in the number of active customers and the average total outstanding principal balance of total on-balance and off-balance loans.

Financial services income increased by 37.1% from RMB778 million in the third quarter of 2017 to RMB1.1 billion in the third quarter of 2018. This increase was primarily contributed by increase in the loan facilitation and servicing fees.

Loan facilitation and servicing fees increased by 404% from RMB80.5 million in the third quarter of 2017 to RMB405 million in the third quarter of 2018. This increase was primarily due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business as well as business model adjustments. The Company made some adjustments to the business model of Juzi Licai in the second quarter of 2018. As a result, all new loans funded by individual investors on Juzi Licai under this new business model have been accounted for as off-balance sheet loans, commencing from late April 2018.  Prior to this, loans originated on Juzi Licai were accounted for as on-balance sheet loans. As a result, revenues generated through loan facilitation and servicing increased significantly.

Interest and financial services income decreased by 5.40% from RMB655 million in the third quarter of 2017 to RMB620 million in the third quarter of 2018 due to a decrease in on-balance sheet loans originated on our platform, which was primarily due to the aforementioned business model adjustments in the second quarter. The balances of financing receivables and funding debts on our balance sheets decreased along with less volume of on-balance loans originated on our platform as well as the repayment of existing on-balance sheet loans.

Funding cost decreased by 1.2% from RMB211 million in the third quarter of 2017 to RMB208 million in the third quarter of 2018. This decrease was primarily due to a decrease in our on-balance sheet loans originated on our platform.

Processing and servicing cost increased by 37.4% from RMB60.0 million in the third quarter of 2017 to RMB82.5 million in the third quarter of 2018. This increase was primarily due to an increase in fees to third-party payment platforms, an increase in risk management expenses, and an increase in salaries and personnel related costs.

Provision for credit losses increased by 32.8% from RMB151 million in the third quarter of 2017 to RMB201 million in the third quarter of 2018. We are continuing to improve our credit assessment and risk management capabilities to enhance our collection efforts while maintaining credit risks at a reasonable level.

Gross profit increased by 84.7% from RMB337 million in the third quarter of 2017 to RMB623 million in the third quarter of 2018. The significant increase in the gross profit margin is primarily due to the significant increase of loan facilitation and servicing fees resulting from the increase of proportion of the off-balance loans of our total loans as discussed above, which has higher gross profit margins than interest and financial service income

Sales and marketing expenses increased by 24.9% from RMB108 million in the third quarter of 2017 to RMB134 million in the third quarter of 2018. This increase was primarily due to an increase in share-based compensation expenses allocated to sales and marketing expenses, an increase in payroll expenses, and an increase in online promotional fees and advertising costs.

Research and development expenses increased by 39.6% from RMB67.1 million in the third quarter of 2017 to RMB93.6 million in the third quarter of 2018. This increase was primarily due to an increase in payroll and related expenses, an increase in share-based compensation expenses allocated to research and development expenses, and an increase in depreciation expenses allocated to research and development expenses.

General and administrative expenses increased by 39.0% from RMB52.8 million in the third quarter of 2017 to RMB73.5 million in the third quarter of 2018. This increase was primarily due to an increase in share-based compensation expenses allocated to general and administrative expenses and an increase in payroll expenses. In addition, we incurred an increase in professional service fees and rental expenses.

Gain on guarantee liabilities for the third quarter of 2018 was RMB33.9 million, which was resulted from releasing of liabilities through our performance of the guarantee for loans funded by individual investors on Juzi Licai covered by risk safeguard scheme.

Income tax expense for the third quarter of 2018 was RMB43.1 million, compared to income tax expense of RMB69.3 million in the third quarter of 2017. The decrease of the annualized effective tax rate for the third quarter of 2018 was primarily due to the change of our cost structure and lower enacted tax rate for certain qualified entities.

Net income for the third quarter of 2018 was RMB316 million, representing an increase of 363% from RMB68.2 million in the third quarter of 2017.

Adjusted net income for the third quarter of 2018 was RMB354 million, representing an increase of 213% from RMB113 million in the third quarter of 2017.

Please click here to view our vintage curve:

http://www.globenewswire.com/NewsRoom/AttachmentNg/44dbde11-43b2-45ab-9e07-1cd3e19bf69f

Outlook

Based on Lexin’s preliminary assessment of the current market conditions, the Company currently expects total loan originations for the fourth quarter of 2018 to be approximately RMB17 billion to RMB19 billion. This is Lexin’s current and preliminary view, which is subject to changes and uncertainties.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern time on November 14, 2018 8:00 PM Beijing/Hong Kong time on November 14, 2018.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1 845 675 0437 or 1 866 519 4004

International:	65 6713 5090

Hong Kong (toll free):	800 906 601 or 852 3018 6771

China:	400 6208 038 or 800 8190 121

Participants should dial-in at least 5 minutes before the scheduled start time and use the following passcode: 3194993.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexinfintech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until November 21, 2018, by dialing the following telephone numbers:

United States (toll free):	1 855 452 5696 or 1 646 254 3697

International:	61 2 8199 0299

Replay Access Code:	3194993

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, the Company’s Dingsheng asset distribution technology platform, and the Company’s Juzi Licai online investment platform for individual investors, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of user funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

For more information, please visit http://ir.lexinfintech.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income and non-GAAP EBIT, two non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expenses, interest expense associated with convertible loans and investment-related impairment and we define non-GAAP EBIT as net income excluding income tax expense/(benefit), share-based compensation expenses, interest expense, net and investment-related impairment.

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible loans and investment-related impairment. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense/(benefit), share-based compensation expenses, interest expense, net and investment-related impairment. We also believe that the use of these non-GAAP financial measures facilitate investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible loans, income tax expense/(benefit), interest expense, net and investment-related impairment have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8680 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 28, 2018. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexinfintech.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexinfintech.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands, except for share and per share data)	December 31, 2017	September 30, 2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,126,475	440,911	64,198
Restricted cash	561,922	1,001,729	145,855
Restricted time deposits	6,750	505,809	73,647
Short-term financing receivables, net	9,857,209	6,733,600	980,431
Accrued interest receivable	129,622	104,174	15,168
Prepaid expenses and other current assets	945,258	1,420,379	206,811
Amounts due from related parties	9,447	—	—
Inventories, net	101,653	95,380	13,888
Total current assets	12,738,336	10,301,982	1,499,998
Non-current assets
Restricted cash	46,889	59,877	8,718
Restricted time deposits	600	—	—
Long-term financing receivables, net	1,785,045	1,637,331	238,400
Property, equipment and software, net	63,125	78,540	11,436
Long-term investments	23,485	175,982	25,623
Deferred tax assets	38,841	219,172	31,912
Other assets	33,263	27,769	4,043
Total non-current assets	1,991,248	2,198,671	320,132
TOTAL ASSETS	14,729,584	12,500,653	1,820,130
LIABILITIES
Current liabilities
Accounts payable	198,177	213,166	31,038
Amounts due to related parties	67,510	23,322	3,396
Short-term borrowings	168,844	673,716	98,095
Short-term funding debts	10,525,134	6,125,375	891,872
Accrued interest payable	290,446	325,753	47,431
Accrued expenses and other current liabilities	1,611,029	1,949,654	283,872
Total current liabilities	12,861,140	9,310,986	1,355,704
Non-current liabilities
Long-term funding debts	166,629	373,272	54,349
Long-term borrowings	289	—	—
Total non-current liabilities	166,918	373,272	54,349
TOTAL LIABILITIES	13,028,058	9,684,258	1,410,053
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	142	155	23
Class B Ordinary Shares	68	68	10
Additional paid-in capital	2,110,957	2,303,305	335,368
Statutory reserves	55,861	55,861	8,134
Accumulated other comprehensive loss	(14,951)	(20,050)	(2,919)
(Accumulated deficit)/Retained earnings	(450,551)	477,056	69,461
TOTAL SHAREHOLDERS’ EQUITY	1,701,526	2,816,395	410,077
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,729,584	12,500,653	1,820,130

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended				For the Nine Months Ended September 30,
	September 30,
(In thousands, except for share and per share data)	2017	June 30, 2018	September 30, 2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Online direct sales	667,417	582,906	570,621	83,084	1,861,376	1,696,426	247,004
Services and others	7,737	47,452	57,277	8,340	13,832	134,823	19,631
Online direct sales and services income	675,154	630,358	627,898	91,424	1,875,208	1,831,249	266,635
Interest and financial services income	655,148	873,719	619,751	90,237	1,786,757	2,276,459	331,459
Loan facilitation and servicing fees	80,469	232,461	405,219	59,001	187,450	802,057	116,782
Other revenue	41,995	46,558	41,361	6,022	139,072	138,221	20,125
Financial services income	777,612	1,152,738	1,066,331	155,260	2,113,279	3,216,737	468,366
Total operating revenue	1,452,766	1,783,096	1,694,229	246,684	3,988,487	5,047,986	735,001
Operating cost:
Cost of sales	(693,111)	(597,737)	(579,165)	(84,328)	(1,954,377)	(1,725,625)	(251,256)
Funding cost	(210,673)	(263,311)	(208,095)	(30,299)	(569,732)	(728,432)	(106,062)
Processing and servicing cost	(60,039)	(71,161)	(82,490)	(12,011)	(155,649)	(219,585)	(31,972)
Provision for credit losses	(151,457)	(232,125)	(201,114)	(29,283)	(422,672)	(720,030)	(104,838)
Total operating cost	(1,115,280)	(1,164,334)	(1,070,864)	(155,921)	(3,102,430)	(3,393,672)	(494,128)
Gross profit	337,486	618,762	623,365	90,763	886,057	1,654,314	240,873
Operating expenses:
Sales and marketing expenses	(107,510)	(144,339)	(134,299)	(19,554)	(297,528)	(380,148)	(55,351)
Research and development expenses	(67,069)	(78,518)	(93,599)	(13,628)	(168,285)	(240,210)	(34,975)
General and administrative expenses	(52,845)	(69,638)	(73,479)	(10,699)	(147,045)	(201,758)	(29,377)
Total operating expenses	(227,424)	(292,495)	(301,377)	(43,881)	(612,858)	(822,116)	(119,703)
(Loss)/gain on guarantee liabilities	—	(20,128)	33,869	4,931	—	13,741	2,001
Interest expense, net	(23,966)	(6,793)	(8,287)	(1,207)	(68,228)	(18,719)	(2,726)
Investment-related impairment	—	(4,841)	—	—	—	(4,841)	(705)
Change in fair value of financial guarantee derivatives	17,247	21,249	14,071	2,049	32,009	27,245	3,967
Others, net	34,177	(6,285)	(2,577)	(375)	27,721	(1,237)	(180)
Income before income tax expense	137,520	309,469	359,064	52,280	264,701	848,387	123,527
Income tax (expense)/benefit	(69,345)	155,755	(43,094)	(6,275)	(124,787)	79,220	11,535
Net income	68,175	465,224	315,970	46,005	139,914	927,607	135,062
Pre-IPO Preferred Shares redemption value accretion	(17,085)	—	—	—	(50,489)	—	—
Income allocation to participating preferred shares	(41,398)	—	—	—	(84,143)	—	—
Net income attributable to ordinary shareholders	9,692	465,224	315,970	46,005	5,282	927,607	135,062

Net income per ordinary share
Basic	0.09	1.40	0.93	0.14	0.05	2.78	0.40
Diluted	0.07	1.28	0.86	0.13	0.04	2.55	0.37

Net income per ADS
Basic	—	2.80	1.86	0.27	—	5.55	0.81
Diluted	—	2.57	1.72	0.25	—	5.10	0.74

Weighted average number of ordinary shares outstanding
Basic	110,647,199	332,208,249	339,262,237	339,262,237	110,647,199	334,239,227	334,239,227
Diluted	139,548,746	362,162,094	367,053,060	367,053,060	137,713,047	363,577,675	363,577,675

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended				For the Nine Months Ended September 30,
(In thousands, except for share and per share data)	September 30, 2017	June 30, 2018	September 30, 2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	68,175	465,224	315,970	46,005	139,914	927,607	135,062
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	1,474	25,426	12,724	1,853	1,796	(5,099)	(742)
Total comprehensive income	69,649	490,650	328,694	47,858	141,710	922,508	134,320

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands)

	For the Three Months Ended				For the Nine Months Ended September 30,
	September 30, 2017	June 30, 2018	September 30, 2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted Net Income to Net Income
Net income	68,175	465,224	315,970	46,005	139,914	927,607	135,062
Add: Share-based compensation expenses	21,847	32,249	37,665	5,484	56,537	97,225	14,156
Interest expense associated with convertible loans	22,837	—	—	—	65,989	—	—
Investment-related impairment	—	4,841	—	—	—	4,841	705
Adjusted net income	112,859	502,314	353,635	51,489	262,440	1,029,673	149,923
Net income attributable to ordinary shareholders	9,692	465,224	315,970	46,005	5,282	927,607	135,062
Add: Share-based compensation expenses	21,847	32,249	37,665	5,484	56,537	97,225	14,156
Interest expense associated with convertible loans	22,837	—	—	—	65,989	—	—
Investment-related impairment	—	4,841	—	—	—	4,841	705
Adjusted net income attributable to ordinary shareholders	54,376	502,314	353,635	51,489	127,808	1,029,673	149,923
Adjusted net income per ordinary share
Basic	0.49	1.51	1.04	0.15	1.16	3.08	0.45
Diluted	0.39	1.39	0.96	0.14	0.93	2.83	0.41
Adjusted net income per ADS
Basic	—	3.02	2.08	0.30	—	6.16	0.90
Diluted	—	2.77	1.93	0.28	—	5.66	0.82
Weighted average number of ordinary shares outstanding
Basic	110,647,199	332,208,249	339,262,237	339,262,237	110,647,199	334,239,227	334,239,227
Diluted	139,548,746	362,162,094	367,053,060	367,053,060	137,713,047	363,577,675	363,577,675

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands)

	For the Three Months Ended				For the Nine Months Ended September 30,
	September 30, 2017	June 30, 2018	September 30, 2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net Income
Net income	68,175	465,224	315,970	46,005	139,914	927,607	135,062
Add: Income tax expense/(benefit)	69,345	(155,755)	43,094	6,275	124,787	(79,220)	(11,535)
Share-based compensation expenses	21,847	32,249	37,665	5,484	56,537	97,225	14,156
Interest expense, net	23,966	6,793	8,287	1,207	68,228	18,719	2,726
Investment-related impairment	—	4,841	—	—	—	4,841	705
Non-GAAP EBIT	183,333	353,352	405,016	58,971	389,466	969,172	141,114